FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, March 1, 2019

Ger. Gen. No. 35/2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Avenida Libertador Bernardo O’Higgins N°1449

  Ref. SIGNIFICANT EVENT SUPPLEMENT

To whom it may concern:

Pursuant to Ordinary Resolution No. 6244 of the Financial Market Commission, dated February 28, 2019, we supplement the Significant Event filed on February 27, 2019 with the following information:

1. Amount or percentage of the capital increase that will be used for investment opportunities through merger and acquisition transactions and acquisitions of minority interests.

The proceeds raised through the proposed capital increase will be used as follows:

•    US$ 2,650 million will be used to provide funds to the subsidiary Enel Brasil S.A. through a subsequent capital increase in the latter and/or through one or more loans to it, in order to enable Enel Brasil S.A. to repay a loan provided by Enel Finance International N.V., which replaced debt of Enel Brasil S.A. with banks, associated with the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. (Eletropaulo).

•    US$ 850 million will be used to restructure the liabilities of Eletropaulo’s pension funds and for the reduction of contingent funds or provisions for litigation in Brazil.

Because of this, it is not contemplated that the proceeds raised through the capital increase would be used in potential merger and acquisition transactions or acquisitions of minority interests, but upon completion of this capital increase we will be positioned to take advantage of investment opportunities by strengthening the balance sheet of Enel Américas S.A.

2. Type of merger and acquisition transactions and acquisition of minority interests to which the Significant Event refers.

In the context of the purpose of the capital increase indicated in the Significant Event filed on February 27, 2019, this transaction would grant Enel Américas S.A. a financial position that would allow it to issue debt to finance merger and acquisition transactions and acquisitions of minority interests. The potential merger and acquisition transactions and acquisitions of minority interests that would be evaluated are the following:

•    Acquisition of minority interests in any of the current subsidiaries of Enel Américas S.A., which as of today represent opportunities for up to US$ 2 billion.

•    Eventual acquisition of companies engaged in the electricity business in the markets where Enel Américas S.A. participates through its subsidiaries (Argentina, Brazil, Colombia and Peru).

3. What would be the restructuring of liabilities of the pension funds and reduction of contingent funds in Brazil.

Restructuring of pension fund liabilities: Eletropaulo sponsors additional retirement and pension benefit plans for its current and former employees and their beneficiaries, with FUNCESP being the entity responsible for administering said benefit plans.  FUNCESP is Brazil's largest private pension fund (the fourth largest, including government-controlled pension funds), is multi- funded and manages assets of approximately US$ 7.5 billion for about 50 thousand people, of which 17 thousand people relate to Eletropaulo.

The main pension fund risks that impact Eletropaulo are related to discount rates, mortality table and expected rates of return on assets. The actuarial obligations as of December 31, 2018, were US$ 3.3 billion and the deficit was US$ 1.0 billion.

In order to verify the impact on the actuarial liabilities, the following table illustrates a sensitivity analysis of the actuarial assumptions, considering a variation of +/- 0.25% in the discount rate.  The quantitative result as of December 31, 2018 is presented as follows:

Sensitivity	Discount rate
	+ 0.25%	-0.25%
Impact on defined benefit	-0.07 B US$	+0.07 B US$
Total defined benefit obligation	3.2 B US$	3.3 B US$

If current plan’s conditions are maintained without modification, the deficit is expected to grow because of the increase in life expectancy and/or the reduction of the discount rate of pension fund liabilities.  In order to mitigate this exposure, Eletropaulo has developed a voluntary migration plan from the Defined Benefit plans that Eletropaulo currently has to Defined Contribution plans, mitigating the risk of an increasing deficit because of the future actuarial assumptions, and the eventual restructuring of the debt contracts of Eletropaulo with FUNCESP.  This plan should be evaluated by competent bodies in the coming months.

Contingent funds or provisions for litigation in Brazil:  The distributors controlled by Enel Américas S.A. in Brazil, through Enel Brasil S.A. - Eletropaulo, Enel Distribuicao Rio, Enel Distribuicao Goias and Enel Distribuicao Ceará - have approximately 70 thousand litigation matters as of December 2018.  In the balance sheets of these companies, US$ 600 million are provisioned.  According to Brazilian rules, most of these liabilities are subject to increase at a rate of 1% monthly over the inflation index, generating an excessive financial burden, and therefore reduces significantly the net result of the companies and distribution of dividends to the shareholders, draining the cash flows of the companies.

Based on the use of "analytics" on the behavior of the active parties in mass litigations, a system capable of identifying potential agreements with these active parties is being implemented, and, for future cases, to avoid new litigation.  This plan requires funds for US$ 150 million, which will be used for the management of agreements and the implementation of technological platforms.  This would provide an initial expected benefit of a 30% reduction in the amount of the provisions, and a reduction in the volume of new litigation based on the pilot program last implemented in 2018.

4. Financial effects that the aforementioned capital increase could have.

The following financial effects are expected as a consequence of the proposed capital increase:

•    Improvement of the profit and cash flow of Enel Américas S.A.:  as Enel Brasil S.A.’s debt with Enel Finance International N.V. is repaid, the restructuring of the pension funds liabilities and the reduction of contingent funds or provisions for litigation in Brazil, the financial burden would be considerably alleviated, which would imply a lower financial expense and therefore a higher profit and an improvement in cash flow, both in Enel Brasil S.A. and in Enel Américas S.A., which consolidates the former.

•    Higher dividends to be received in Enel Américas S.A.: by increasing Enel Brasil S.A.’s profits and improving its cash flow, this would increase its dividend distribution, which would allow Enel Américas S.A. to receive higher dividends.

•    Greater credit capacity: as the level of debt decreases, Enel Américas S.A.’s credit indicators would improve considerably, which would allow greater flexibility to raise debt in the financial markets.

5. Any other information that is considered relevant for the adequate understanding and evaluation of the Significant Event.

In order to complete other information that we consider relevant for a better understanding of the transaction, we point out that on February 27, 28 and March 1, the 3 international credit rating agencies that cover Enel Américas S.A. as well as a local credit agency, published their corresponding press releases analyzing the transaction.

The aforementioned rating agencies are the following:

- Internationals: Standard & Poors, FITCH Rating and Moody's.

- National: Feller Rate

There was unanimity of the 4 credit rating agencies in qualifying this transaction as "credit positive" for Enel Américas S.A. highlighting, among other things:

•    "Proposed capital increase of up to USD3.5 billion is a positive credit and will help solidify its investment grade rating"

•    "Once completed, the transaction is likely to have an overall positive impact on Enel SpA's and Enel Americas' credit metrics"

•    "Enel Americas' Potential $ 3.5 Billion Capital Increase Is Consistent With Its Aim To Maintain Strong Financial Profile"

•    "We consider the proposed transaction to be a favorable development for Enel Americas' credit quality because it should strengthen the company's short-term credit metrics"

•    "Proposed capital increase is credit positive for Enel Americas as it will reduce leverage"

•    "This injection of funds is positive for the company, especially for the subsidiary Enel Brasil S.A., which would result in greater efficiencies and a deleveraging of the financial profile".

For more information, attached are the 4 press releases mentioned above.

Yours sincerely,

AURELIO BUSTILHO DE OLIVEIRA

Chief Financial Officer

Enel Américas S.A.

c.c.:      Banco Central de Chile (Central Bank of Chile)

            Bolsa de Comercio de Santiago (Santiago Stock Exchange)

            Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

            Banco Santander-Chile - Representante de los Tenedores de Bonos (Bondholders’ Representative)

            Depósito Central de Valores (Central Securities Depositary)

            Comisión Clasificadora de Riesgos (Risk Classification Commission)

S&P Global
Ratings

RatingsDirect®

Bulletin:

Primary Credit Analyst:
Candela Macchi, Buenos Aires (54)-11-4891-2110; candela.macchi@spglobal.com

BUENOS AIRES (S&P Global Ratings) Feb. 27, 2019--S&P Global Ratings said today that its rating and outlook on Chile-based electric power integrated utility, Enel Americas S.A. (BBB/Stable/--), were unaffected following the announcement of a $3.5 billion capital increase.

Overall, we view the proposed transaction as a favorable development for the rating, because the capitalization should alleviate the group's short-term credit metrics that deteriorated in fiscal 2018 following the acquisition and integration of Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. (Eletropaulo), the largest electric power distributor in Brazil in terms of revenues and energy distributed. We consider the capital raise to be in line with the group's commitment to maintaining a healthy financial profile.

Our base-case scenario previously assumed a gradual improvement in the group's main credit metrics thanks to higher EBITDA, particularly at the newly acquired entities due to gains in efficiency, but we now expect the recovery to occur sooner. Our updated forecast indicates that pro forma after the capitalization, adjusted debt to EBITDA should trend down to around 1x by the end of 2019, a similar level prior to Eletropaulo's acquisition, from 2.3x in 2018. This expected level is now more comfortably aligned with our expected range for the rating. Previously, we expected this to occur only by 2021. In addition, we expect the capitalization and a less leveraged balance sheet to allow Enel Americas to seek new investment opportunities in the region in the upcoming years through either buyouts of minority investors or privatizations

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT FEBRUARY 27, 2019 1

2/28/2019 Fitch Connect - Fitch Solutions

FitchRatings

28 Feb 2019 | Comment

Fitch Ratings: Enel Americas' Proposed USD3.5B Capital Increase a Credit Positive

Fitch Ratings-New York-28 February 2019: Fitch Ratings believes Enel Americas'(BBB+/Stable) proposed capital increase of up to USD3.5 billion is a credit positive and will help solidify its investment grade rating. Proceeds from the proposed capital increase, to be executed as a rights offering, will be used to provide Enel Brasil S.A. with funds to prepay the USD2.65 billion intercompany loan between Enel Brasil and the funding vehicle of the parent Enel S.p.A. (A-/Stable), Enel Finance International NV. The company expects to use the approximately USD850 million remaining for pension obligations and other contingencies in Brazil.

Fitch believes the completed transaction will solidify Enel Americas investment grade credit profile. It will also ratify Enel S.p.A.'s very strong commitment toward Enel Americas, demonstrating the strategic importance of Enel Americas to the overall group.

Fitch estimates that successful completion of the capital increase would result in pro-forma Net debt to EBITDA for 2019 of approximately 1.0x for Enel Americas. We believe a successful issuance will provide the company greater flexibility to continue exploring its inorganic growth initiative, which includes acquiring minority interest in its existing operations.

Fitch expects Enel S.p.A will maintain at least its existing 51.8% stake in Enel Americas and will contribute cash to the capital increase. At a consolidated level, the transaction will bring a cash inflow related to the equity injected by Enel Americas' minority shareholders.

Although Fitch does not expect a sizeable benefit to Enel America's consolidated ratios (up to 0.1x reduction for FFO net adjusted leverage), the transaction reinforces our view of the company's strategy as well balanced between pursuing growth and keeping a moderate leverage for the main subsidiaries and the whole group. Based on Enel S.p.A.'s latest business plan, their total activities in Latin America should increase their contribution to the group's EBITDA to 35% in 2021 from 29% in 2018.

On Feb. 27, 2019, Enel Americas announced a capital increase of up to USD3.5 billion to be executed as a rights offering in the Santiago Stock Exchange, Electronic Stock Exchange and CMF, concurrent with the U.S. SEC registration of American depositary shares (ADS), which trades on the NYSE. The price setting mechanism is a risk offer price equal to a five-day volume weighted average price of common shares minus a 5% discount. The transaction will proceed upon the approval by shareholders in the scheduled extraordinary shareholders meetings on April 30, 2019. Upon approval, a mandatory pre-emptive rights period (PRP) will be held for 30 days in Chile, followed by an extended PRP to American depositary receipts (ADR) holders, which is expected to start in June ending in August 2019, and the rump placement will end in September.

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2/28/2019 Fitch Connect - Fitch Solutions

Contact:

Enel Americas

Saverio Minervini
Director
+1-212-908-0364
Fitch Ratings, Inc.
33 Whitehall Street
New York, NY 10004

Jose Ramon Rio
Associate Director
+56-2-2499-3316

Enel S.p.A/ Enel Finance International NV

Principal Analyst
Pilar Auguets
Senior Director
+34 93 467 8747

Supervisory Analyst
Antonio Totaro
Senior Director
+39 02 879 087 297
Fitch Italia S.p.A.
Via Morigi 6
20123 Milan

Media Relations: Elizabeth Fogerty, New York, Tel: +1 212 908 0526, Email: elizabeth.fogerty@thefitchgroup.com

Additional information is available on www.fitchratings.com

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INFRASTRUCTURE AND PROJECT FINANCE

MOODY'S
INVESTORS SERVICE

ISSUER COMMENT
28 February 2019

Rate this Research

RATINGS

Enel Americas S.A.

Senior Unsecured - Foreign Currency	Baa3
Outlook	Negative

ENEL S.p.A.

LT Issuer Rating	Baa2
Outlook	Stable

Source: Moody's Investors Service

Contacts

Bernardo Costa +55.11.3043.7353
VP-Senior Analyst
bernardo.costa@moodys.com

Paul Marty +44.20.7772.1036
Senior Vice President/Manager
paul.marty@moodys.com

CLIENT SERVICES

Americas	1-212-553-1653
Asia Pacific	852-3551-3077
Japan	81-3-5408-4100
EMEA	44-20-7772-5454

Enel Americas S.A., Enel S.p.A.

Proposed capital increase is credit positive for Enel Americas

On 27 February 2019, Enel Americas S.A. (ENIA or "the company", Baa3 negative) announced that it will pursue a capital increase of up to $3.5 billion. The expectation is that the full process will be concluded by September 2019. Eventual proceeds are to be used to redeem up to $2.65 billion in debt raised to purchase Eletropaulo Met. De Elet. de Sao Paulo (Enel Distribuição São Paulo, Ba1 stable) in June 2018 and to honor approximately up to $850 million in pension related liabilities of Enel Distribuição São Paulo. Enel S.p.A. (Enel or "the group", Baa2 stable), which is ENIA's majority shareholder with a 51.8% interest, subsequently announced that it will assess how it intends to participate in this capital increase.

Proposed capital increase is credit positive for ENIA

The transaction, if completed, will be credit positive for ENIA, as it will reduce leverage. The company expects reported Net Debt to EBITDA to close 2019 at 1.0x should it be completed vs. 1.7x if not. Moody's estimates that a $3.5 billion capital increase would lead CFO pre-WC / Debt as of year-end 2019 to reach approximately 30% in contrast to 20% considering the current capital structure.

The substantial improvement in leverage assists in diminishing the credit linkages to sovereign credit quality of the countries it operates, mainly Colombia (Baa2 negative), Brazil (Ba2 stable), and Argentina (B2 stable). With a lower leveraged capital structure, the company's credit profile will be better positioned to face eventual macroeconomic stresses that usually accompany sovereign crises or risks related to adverse regulatory changes upon social or political pressures, common to stressed macroeconomic emerging market environments.

The effects of the capital increase on the company's credit profile are tempered by its appetite to continue to grow inorganically. The company shows a strong track record of adequate turnaround and ramping up of operations following strategic acquisitions, such as Enel Distribuição Goias S.A. in 2017 and within the first seven months following Enel Distribuição São Paulo's acquisition in June 2018. Nonetheless, additional acquisitions, particularly if debt funded and located in lower rated countries, can likely lead to only a temporary improvement in leverage and therefore maintaining close credit linkages with sovereign credit quality of the countries it operates.

More generally, Moody's credit view on ENIA reflects the company's geographic diversification and robust asset portfolio. The operations in Colombia and Peru (A3 stable), expected to account for more than 40% of pro-forma EBITDA, mitigate sovereign related risks, while the growing presence in Brazil and Argentina is credit negative. The credit profile further reflects business segment diversification, with the more predictable electricity

MOODY'S INVESTORS SERVICE INFRASTRUCTURE AND PROJECT FINANCE

distribution business growing in 2018 to 57% from 52% in 2016, and expected to reach approximately 65% by 2021.

The company maintains adequate credit metrics, with adjusted Net Debt to EBITDA registering 2.6x in December 2018, but the overall linkages to the sovereign credit profile of the countries in which it operates weigh negatively in the company's credit profile relative to other peers in the sector operating in countries with higher sovereign ratings.

Moody's credit view also recognizes ENIA's nature as a non-operating holding company. Senior unsecured debt of non-operating holding companies are structurally subordinated to debt of its operating subsidiaries.

The proposed transaction is neutral for Enel's credit metrics

The cash contribution associated with ENIA's capital increase would be around $1.8 billion for Enel should it decide to participate in proportion to its current 51.8% ownership. However, Moody's expects that the transaction would have little impact on group credit metrics given that ENIA is fully consolidated within Enel. In addition, Moody's understands that part of the proceeds from the capital increase will be used to repay an intercompany loan from Enel Finance International NV to fund the acquisition of Enel Distribuição São Paulo.

Through the capital increase, ENIA aims at enhancing its financial position to pursue new opportunities for organic and inorganic growth, both through minority buy-outs and M&As, optimising cash flows and improving its debt level. As such, the transaction is consistent with Enel's own strategy: the group's 2019-21 strategic plan published in November 2018 provides among other for (1) significant capital spending in South America, which is expected to account for approximately 30% of the group's total capex programme of €27.5 billion over three years; and (2) an ongoing simplification of the group's structure, including a reduction in minorities. At the same time, the credit impact on Enel of potential future M&A would depend on the risk profile of the acquired assets, including any associated country risk.

Moody's related publications

Credit Opinion

» Enel Americas S.A.: Update following rating affirmation, 15 June 2018

» ENEL S.p.A.: Update to credit analysis, 7 January 2019

Issuer Comment

» Enel Americas' potential acquisition of Eletropaulo would likely increase debt, a credit negative, 30 April 2018

» ENEL S.p.A.: Acquisition of Eletropaulo strengthens group's position in Brazil at a manageable cost, 11 June 2018

To access any of these reports, click on the entry above. Note that these references are current as of the date of publication of this report and that more recent reports may be available. All research may not be available to all clients.

This publication does not announce a credit rating action. For any credit ratings referenced in this publication, please see the ratings tab on the issuer/entity page on www.moodys.com for the most updated credit rating action information and rating history.

MOODY'S INVESTORS SERVICE INFRASTRUCTURE AND PROJECT FINANCE

© 2019 Moody's Corporation, Moody's Investors Service, Inc., Moody's Analytics, Inc. and/or their licensors and affiliates (collectively, "MOODY'S"). All rights reserved.

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REPORT NUMBER 1163860

3 28 February 2019 Enel Americas S.A., Enel S.p.A.: Proposed capital increase is credit positive for Enel Americas

Feller Rate
Clasificadora de Riesgo

ENEL AMERICAS S.A.

COMUNICADO DE PRENSA – Marzo 2019

Ante el anuncio de un eventual aumento de capital por US$ 3.500 millones en Enel Américas, Feller Rate ratifica sus clasificaciones.

	31 Dic. 2018	28 Feb 2019
Solvencia	AA-	AA-
Perspectivas	Estables	Estables

http://twitter.com/fellerrate

Contacto: Nicolás Martorell / *nicolas.martorell@feller-rate.cl*; Camila Sobarzo / *camila.sobarzo@feller-rate.cl*

SANTIAGO, CHILE – 1 DE MARZO DE 2019. Ante un eventual aumento de capital, Feller Rate ratificó en "AA-" las clasificaciones de la solvencia, bonos y líneas de bonos de Enel Américas S.A. A la vez, confirmó la clasificación de sus acciones en "Primera Clase Nivel 2" y la de sus líneas de efectos de comercio en "Nivel 1+/AA-". Las perspectivas de la clasificación se mantienen "Estables".

El 27 de febrero de 2019, a través de un Hecho Esencial, Enel Américas convocó a una Junta Extraordinaria de Accionistas a realizarse el día 30 de abril para votar por un nuevo aumento de capital de US$ 3.500 millones mediante nuevas acciones de pago, el cual tiene como objetivo prepagar cerca de US$ 2.650 millones de deuda con empresa relacionada (Préstamo financiero otorgado por Enel Finance International usado para la adquisición de Electropaulo y el prepago de deuda de filial brasileña) y subsanar contingencias ligadas al pago de pensiones en Brasil por US$ 850 millones. Cabe destacar que, si este aumento de capital fuese aprobado, la operación se llevaría a cabo hacia el segundo semestre de este año.

Feller Rate ve como positiva esta inyección de fondos para la compañía, en especial para la filial Enel Brasil S.A., lo que resultaría en mayores eficiencias y en un desapalancamiento del perfil financiero, el cual se ha visto presionado en 2018 ante de adquisición de Electropaulo y mayores costos financieros ligados al encarecimiento de créditos en ese país. De hecho, el indicador Deuda Financiera Neta / Ebitda alcanzó 2,1x a diciembre de 2018 desde las 1,2x del año pasado, a pesar del aumento del Ebitda de un 15%. Asimismo, este aumento de capital es consistente con el compromiso de la firma de mantener un perfil crediticio equilibrado, donde el indicador Deuda financiera Neta / Ebitda llegaría a 1,0x post operación.

No obstante, a pesar de una mejora relativa de los indicadores crediticios en plazos menores a los esperados inicialmente, la compañía mantiene la intención de potenciar el negocio en la región, aprovechando nuevas oportunidades de fusiones, adquisiciones y compras de minoritarios. De esta forma, Feller Rate espera que el financiamiento de estas eventuales operaciones sea a través de nuevo endeudamiento y fondos propios, manteniendo la expectativa que la compañía mantendrá un indicador de Deuda Financiera neta / Ebitda con un *peak* de 2,5x, en línea con la categoría asignada.

Además, será relevante la materialización de las expectativas de mejora económica tanto en Brasil como en Argentina, países con importantes desafíos que se encuentran clasificadas en "B/Estables" y "BB-/ Estables" por agencias internacionales, donde para Enel Américas tienen una importancia relevante.

www.feller-rate.com

El significado detallado de todas las categorías de clasificación está disponible en ***www.feller-rate.cl*** *en la sección* ***Nomenclatura***

Para ser eliminado de nuestra lista de direcciones, por favor, envíe un e-mail a ***ratings@feller-rate.cl*** *y escriba en el Asunto:* ***Remover***

Las clasificaciones de riesgo de Feller Rate no constituyen, en ningún caso, una recomendación para comprar, vender o mantener un determinado instrumento. El análisis no es el resultado de una auditoría practicada al emisor, sino que se basa en información pública remitida a la Superintendencia de Valores y Seguros y en aquella que voluntariamente aportó el emisor, no siendo responsabilidad de la clasificadora la verificación de la autenticidad de la misma.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 5, 2019